Exhibit 4.4

DESCRIPTION OF SECURITIES
The following is a summary of the material terms of our capital stock. You are strongly encouraged, however, to read our restated certificate of incorporation, bylaws and other agreements, copies of which are available from us upon request. Please also refer to “Where You Can Find Additional Information” to find out where copies of these documents may be obtained.
General
The following description of our capital stock and provisions of our restated certificate of incorporation and bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the bylaws currently in effect. Copies of these documents have been filed with the SEC.
Our authorized capital stock consists of 5,000,000 shares of preferred stock, of which no shares are outstanding, and 30,000,000 shares of common stock, of which 20,703,838 shares were outstanding on March 14, 2016, held by 307 holders of record.
Common Stock
The holders of common stock vote cumulatively when electing directors and are entitled to one vote per share on all other matters. The board of directors presently consists of three classes of directors based on when their terms expire. Each class is elected every three years to a three-year term. Because only a portion of the total number of directors is elected each year, a greater number of shares is required to ensure the ability to elect a specific number of directors using cumulative voting than would be required if the entire Board were elected each year.
Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the Company holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of any preferential rights of the holders of the preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions, and there is no liability for further calls or assessments by the Company.
Preferred Stock
The Board has the authority to issue 5,000,000 shares of preferred stock in one or more series with dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and other rights or preferences that could be senior to those of holders of common stock. There are no shares of preferred stock outstanding.
Anti-Takeover Provisions
We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders.

In addition, our restated certificate of incorporation and bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include:

•	a classified Board;

•	a requirement that directors may only be removed for cause and only by an affirmative vote of the holders of a majority of the Company’s voting stock; and

•	the elimination of the ability of stockholders to call special meetings and to act without a meeting.
Subject to the exceptions set forth below, certain business combinations involving a “Related Person” require the approval of the holders of at least 80% of the outstanding shares entitled to vote generally in the election of directors (which we refer to as

Exhibit 4.4
“voting shares”) and the approval of the holders of a majority of the voting shares not owned beneficially by the Related Person. The 80% voting requirement does not apply if:

•	the terms of the business combination meet certain fairness standards set forth in our restated certificate of incorporation;

•	the business combination is approved by the holders of a majority of the voting shares not owned beneficially by the Related Person; and

•	all other affirmative voting requirements imposed by applicable law or our restated certificate of incorporation are met.
Alternatively, the business combination can be approved by a majority of the Continuing Directors and such other vote as may be required by law or by our restated certificate of incorporation.
“Related Person” means any person, entity or group that beneficially owns five percent or more of the outstanding voting stock (subject to certain exceptions) and affiliates and associates of any such person, entity or group.
“Continuing Director” means, as to any Related Person:

•	a member of the board of directors who was a director of our company’s predecessor prior to June 9, 1987 or thereafter became a director of our company prior to the time the Related Person became a Related Person; and

•	any successor of such a director who is recommended by a majority of such directors then on the Board.
However, to be a Continuing Director as to any Related Person, the director must not be the Related Person or an affiliate of the Related Person.